YUKON-NEVADA GOLD CORP. HITS 46.9 g/t OF GOLD AT KETZA RIVER

Vancouver, BC – September 16, 2010 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce further excellent results from its ongoing 2010 drilling program at Ketza River. The Ketza River property is wholly owned by Yukon-Nevada Gold Corp., and it is a past gold producer located near the town of Ross River in the Yukon Territory, Canada.

The recently received assay results are from the Break and B-Mag Zones at the Ketza River Project which are both manto-style (limestone replacement) resources. All drill holes referenced in this news release are diamond drill holes completed by one drill rig between May 14, 2010 and June 11, 2010 and for which assays were recently received.

Break Zone
The Break Zone is a historic open-pit mined in the late 1980's by Canamax Resources located in the northeast corner of the proposed Peel open pit. A series of 2010 drill holes were completed within the existing resource in the Break Zone (see Drill Hole Plan Map Figure which can be found on our website here: http://www.yukon-nevadagold.com/i/pdf/KetzaExlorMap2010.pdf). These recent drill holes completed in the Break Zone tested sulfide manto-style targets that lie stratigraphically below the existing oxide resources. Table 1 below lists the 2010 significant drill hole intercepts in the Break Zone. Highlights from the Break Zone include drill hole KR-10-1503 that intercepted 13.11 meters averaging 5.81 g/t Au, and drill hole KR-10-1506 that intercepted 11.93 m averaging 6.75 g/t Au. Although massive sulfide replacement mineralization was intercepted in a number of the recent drill holes targeting the Break Zone, all of the Au intersections encountered in this recent work were hosted in oxide material as listed in the above table.

Table 1
Summary of Significant Intercepts from the Break Zone (Proposed Peel open pit).

Drill Hole Number	Zone	From (m)	To (m)	Thickness (m)*	Grade (g/t)
KR-10-1500	Break Zone	85.36	87.48	2.12	4.62
KR-10-1501	Break Zone	78.33	81.38	3.05	1.71
KR-10-1503	Break Zone	79.50	92.61	13.11	5.81
KR-10-1504	Break Zone	83.85	96.62	12.77	3.72
KR-10-1505	Break Zone	63.70	66.14	2.44	1.55
	Break Zone	79.90	81.59	1.69	2.90
KR-10-1506	Break Zone	50.90	53.39	2.49	7.95
	Break Zone	57.26	69.19	11.93	6.75
KR-10-1507	Break Zone	60.18	64.30	4.12	2.23
	Break Zone	72.63	80.12	7.49	3.03

*Notes:	(1)	True thickness is not determined;
	(2)	Drill hole numbers KR-10-1497 and KR-10-1498 from the Break Zone returned no significant intersections,
	(3)	Drill hole number KR-10-1502 from the Break Zone has assays pending.

B-Mag Zone
The B-Mag Zone is an individual northwest-trending mineralized zone located on the east side of the proposed Peel open pit. A further series of 2010 drill holes were completed on the southeastern margin of the existing resource in the B-Mag Zone (see Drill Hole Plan Map Figure which can be found on our website). Table 2 below lists the 2010 significant drill hole intercepts in the B-Mag Zone. Highlights from the B-Mag Zone include drill hole KR-10-1510 that intercepted 0.79 meters averaging 46.90 g/t Au, and drill hole KR-10-1517 that intercepted 2.13 m averaging 5.19 g/t Au. The recent drilling in the B-Mag Zone was successful in extending gold mineralization by 15 to 33 meters laterally to the southeast of the existing resource.

Table 2
Summary of Significant Intercepts from the B-Mag (Proposed Peel open pit).

Drill Hole Number	Zone	From (m)	To (m)	Thickness (m)*	Grade (g/t)
KR-10-1508	B-Mag Zone	35.66	38.58	2.92	1.04
KR-10-1509	B-Mag Zone	25.45	29.57	4.12	1.20
KR-10-1510	B-Mag Zone	26.52	27.31	0.79	46.90
	B-Mag Zone	40.31	41.76	1.45	1.60
KR-10-1511	B-Mag Zone	31.60	31.87	0.27	2.20
	B-Mag Zone	53.69	54.09	0.40	1.18
KR-10-1512	B-Mag Zone	18.98	21.67	2.69	2.20
	B-Mag Zone	35.48	40.74	5.26	1.61
KR-10-1514	B-Mag Zone	30.13	32.61	2.48	2.90
KR-10-1515	B-Mag Zone	20.27	21.73	1.46	1.46
KR-10-1516	B-Mag Zone	18.64	20.83	2.19	1.40
	B-Mag Zone	22.96	25.30	2.34	2.19
	B-Mag Zone	26.74	28.20	1.46	1.17
KR-10-1517	B-Mag Zone	3.05	5.18	2.13	5.19
	B-Mag Zone	28.19	28.90	0.71	1.39
KR-10-1519	B-Mag Zone	9.09	12.99	3.90	2.55
	B-Mag Zone	18.64	23.35	4.71	2.46
	B-Mag Zone	40.13	41.99	1.86	1.71
KR-10-1521	B-Mag Zone	0	3.15	3.05	1.76
	B-Mag Zone	11.68	18.14	6.46	1.73
	B-Mag Zone	21.96	28.61	6.65	1.71

*Notes:	(1)	True thickness is not determined;
	(2)	Drill hole numbers KR-10-1513, KR-10-1518, and KR-10-1520 from the B-Mag Zone have assays pending.

None of these recent drill intercepts from the B-Mag Zone and Break Zone were included in the data used for the NI 43-101 resource estimate released on April 14, 2008 and therefore are likely to lead to an increase in the resource at the Ketza River project. A complete table of updated results for the 2009-2010 drilling program can be found on our website: http://www.yukon-nevadagold.com/i/pdf/KetzaDrillResults09_10.pdf

All of the assays were analyzed at ALS Laboratory Group in North Vancouver. The documentation of the quality control and quality assurance protocols are described in the NI-43-101 document described above and can be found on our website here: http://www.yukon-nevadagold.com/s/KetzaManto.asp?ReportID=296836

This news release was reviewed and approved by the Todd Johnson (M. Sc.), Vice President of Exploration for Yukon-Nevada Gold Corp. The assay results were compiled by the Chief Geologist for the Ketza River project, Ed Gates (M.Sc., P.Geo). Todd Johnson is the Qualified Person for the purpose of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

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